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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

For the month of November 27, 2003.
                 ------------------

Commission File Number
                       ----------------

                           DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
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                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/  Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.

Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-________________.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DOMAN INDUSTRIES LIMITED
                                          -------------------------------------
                                                    (Registrant)

Date  November 27, 2003                   By        /s/ Philip G. Hosier
     -------------------                  -------------------------------------
                                                       (Signature)*
                                                    Philip G. Hosier
                                          Vice President, Finance and Secretary

--------
*Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                  THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                  [DOMAN LOGO] DOMAN INDUSTRIES LIMITED
                               435 TRUNK ROAD
                               DUNCAN, BRITISH COLUMBIA
                               CANADA V9L 2P9

                               TELEPHONE: (250) 748-3711
                               FACSIMILE: (250) 748-6045

                              N E W S   R E L E A S E


                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

NOVEMBER 27, 2003-DUNCAN, BRITISH COLUMBIA - Doman Industries Limited ("Doman") announced today that the Supreme Court of British Columbia (the "Court") today issued an unopposed order in connection with Doman's proceedings under the COMPANIES' CREDITORS ARRANGEMENT ACT, extending the stay of proceedings to Thursday, December 18, 2003. A copy of the order may be obtained by accessing the Company's website at www.domans.com. The extension of the stay of proceedings was sought and granted to allow the restructuring process contemplated by the October 30, 2003 order of the Court to continue.

During today's hearing at which the extension of the stay of proceedings was ordered, Doman also raised two additional issues with the Court. Firstly, Doman requested that the Court schedule a date, or dates, on which to hear an application for an order that Doman be relieved of all obligations that it may have to Forest Industrial Relations Limited ("FIR") and the members thereof and be permitted to negotiate and independently conclude a collective agreement with the Industrial, Wood and Allied Workers Union of Canada. The Court, after hearing submissions from FIR and the Province of British Columbia as to the complexity of the issues raised by such an argument and the need for time to properly consider these issues, directed that counsel meet to coordinate a procedure by which to bring this matter before the Court in an orderly manner as soon as possible.

In addition, Doman advised the Court that, in its view, the proposed TIMBER LICENSES SETTLEMENT ACT, which purports to extinguish retroactively the right of Doman and other companies to claim damages from the Province, and which passed third reading in the British Columbia Legislature on November 26, 2003, may, if it receives royal assent, constitute a proceeding in violation of the ongoing stay of proceedings imposed by order of the Court.

ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

FOR FURTHER INFORMATION CONTACT:
RICK DOMAN (250) 748-3711 OR MICHAEL FITCH (604) 631-4779.